Exhibit 99.1

Nanox Announces First Quarter 2026 Financial Results and Provides Business Updates

Management to host conference call and webcast on Thursday, June 25, 2026 at 8:30 AM ET

PETACH TIKVA, Israel — June 25, 2026 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2026, and provided a business update.

Recent Highlights:

●	Generated $4.3 million in revenue in the first quarter of 2026, compared to $2.8 million in the first quarter of 2025.

●	U.S. commercial partners began contributing sales leads and pipeline opportunities as the Company advanced execution of previously announced agreements.

●	Increased scans utilization of deployed Nanox.ARC systems

●	Initiated placing Nanox.ARC systems through the Nanox Imaging Network.

●	A Nanox.ARC system has been operational for several months at a RadNet site. RadNet is the largest outpatient imaging center operator in the United States and has deployed a Nanox.ARC system at one of its facilities, where it is now in commercial use and integrated into routine clinical workflow.

●	Continued advancement of the Cedars-Sinai collaboration supporting clinical validation and commercialization efforts for the Company’s AI-enabled cardiac solution.

“To date, we are beginning to see revenue and increased scan utilization from the Nanox.ARC. ” said Erez Meltzer, Chief Executive Officer and Acting Chairman. “We’ve altered our approach to emphasize partnerships, prioritize deployments at high-visibility reference sites like RadNet, and began taking efficiency steps to improve our cost structure. While changing the standard of care in medical imaging takes time, we believe these adjustments position us more effectively for sustainable growth and to capitalize on the potential of Nanox.ARC. That said, the pace of commercialization will continue to depend on a range of factors, including market adoption, customer demand, site readiness, construction timelines, regulatory approvals, and the performance of our partners.”

Detailed financial results for three months ended March 31, 2026

For the three months ended March 31, 2026 (the “Reported Period”), the Company reported revenue of $4.3 million in the Reported Period, compared to $2.8 million in the Comparable Period. During the Reported Period, the Company generated revenue through teleradiology services, the sale and deployment of its imaging systems and its AI and software solutions.

The Company’s gross loss during the Reported Period totaled $2.6 million (gross loss margin of (60%)) on a GAAP basis, as compared to $3.0 million (gross loss margin of (108%)) in the Comparable Period. Non-GAAP gross loss for the Reported Period was $0.2 million (gross loss margin of approximately 4%), as compared to gross loss of $0.4 million (gross loss margin of approximately 15%) in the Comparable Period.

The Company’s revenue from teleradiology services for the Reported Period was $3.1 million, compared to revenue of $2.6 million in the Comparable Period. The Company’s GAAP gross profit from teleradiology services for the Reported Period was $0.7 million (gross profit margin of approximately 24%), as compared to $0.4 million (gross profit margin of approximately 17%) in the Comparable Period. Non-GAAP gross profit of the Company’s teleradiology services for the Reported Period was $1.1 million (gross profit margin of approximately 36%) as compared to $1.0 million (gross profit margin of approximately 39%) in the Comparable Period. The increase in the Company’s revenue from teleradiology services was mainly attributable to customer retention, increased rates and increased volume of the Company’s teleradiology reading services during weekdays shifts.

During the Reported Period, the Company generated revenue through the sales and deployment of its imaging systems and OEM services which amounted to $167 thousand for the Reported Period, with a gross loss of $1.6 million on a GAAP and a non-GAAP basis, compared to revenue of $33 thousand with a gross loss of $1.6 million on a GAAP basis and $1.5 million on a Non-GAAP basis in the Comparable Period. The revenue stems from the sale and deployment of two Nanox Connect units in the amount of $118 thousand, deployment of its imaging systems in the amount of $11 thousand and the revenue due to our OEM services in in the amount of $38 thousand.

The Company’s revenue from its AI and software solutions for the Reported Period was $1 million with a gross loss of $1.7 million on a GAAP basis, compared to revenue of $0.2 million with a gross loss of $1.9 million in the Comparable Period. Non-GAAP gross profit of the Company’s AI solutions for the Reported Period was $274 thousand, compared to Non-GAAP gross profit of $81 thousand in the Comparable Period. Included in the reported period, revenue of $0.9 million that was generated by Nanox Health IT Inc.

Research and development expenses, net, for the Reported Period were $4.8 million, compared to $5.0 million in the Comparable Period, reflecting a decrease of $0.2 million. The decrease was mainly due to a decrease of $0.1 million in share-based compensation, and $0.3 million in expenses related to the Company’s research and development and regulation activities, which was offset by an increase of $0.3 million in salaries and wages.

Sales and marketing expenses for the Reported Period were $2.2 million compared to $0.9 million in the Comparable Period, reflecting an increase of $1.3 million. The increase was mainly due to an increase of $0.8 million in salaries and wages and $0.3 million in marketing expenses.

General and administrative expenses for the Reported Period were $5.2 million, compared to $5.1 million in the Comparable Period. The increase of $0.1 million was mainly due to an increase of $0.7 million in legal expenses and professional services, which was mitigated by a decrease of $0.2 million in the Company’s IT expenses, $0.1 million in the Company’s recruiting expenses and $0.2 million in share-based compensation.

The Company reported a net loss of $14.3 million, compared to a net loss of $13.2 million for the three months ended March 31, 2025 (which is referred as the “Comparable Period”), representing an increase of $1.1 million. The increase was largely due to an increase of $0.9 million in operating expenses, decrease of $0.4 million in financial income and increase of $0.2 million in tax expense, which was mitigated by decrease of $0.4 million in gross loss.

Non-GAAP net loss attributable to ordinary shares for the Reported Period was $11.1 million, compared to $9.4 million in the Comparable Period. The increase of $1.7 million was mainly due to an increase of $1.2 million in Non-GAAP sales and marketing expenses, $0.3 million in Non-GAAP general and administrative expenses and decrease of $0.4 million in financial income. The increase was mitigated by a decrease of $0.3 million in gross loss.

Non-GAAP gross loss for the Reported Period was $0.2 million, compared to a non-GAAP gross loss of $0.4 million in the Comparable Period. Non-GAAP research and development expenses, net for the Reported Period, were $4.6 million, compared to $4.6 million in the Comparable Period. Non-GAAP sales and marketing expenses for the Reported Period were $1.9 million, compared to $0.8 million in the Comparable Period. Non-GAAP general and administrative expenses for the Reported Period were $4.8 million, compared to $4.5 million in the Comparable Period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability, and expenses in connection with the settlement with a shareholder. A reconciliation between GAAP and non-GAAP financial measures for the three -month periods ended March 31, 2026, and 2025 is provided in the financial results that are part of this press release.

Update on South Korea Operations

As previously disclosed, the Company initiated a restructuring plan with respect to its South Korea operations. The Company has commenced implementation of the restructuring process and continues to evaluate opportunities to optimize its cost structure and maximize the value of the related assets. As part of this evaluation, the Company is assessing several alternatives, including:

●	an expansion of the previously disclosed restructuring plan, which could involve a broader scope of operational consolidation and cost reduction initiatives;

●	a potential sale of the Company’s South Korea operations and related assets; and

●	an orderly wind-down or closure of all or part of the South Korea operations.

The evaluation remains ongoing and the Company has not determined whether it will pursue any alternative. There can be no assurance as to the outcome or timing of this process.

Revenue Outlook and Guidance Policy

Since providing its revenue target for 2026, the Company has continued to advance its commercialization efforts across its businesses and has made progress across a number of commercial, operational and strategic initiatives. At the same time, the Company has experienced longer-than-anticipated timelines between the execution of commercial agreements, system deployments, activations, commencement of services and the related recognition of revenue.

The timing of revenue generation and revenue recognition across the Company’s businesses is influenced by a number of factors, many of which are outside of the Company’s control, including site readiness, construction and infrastructure completion, customer implementation schedules, regulatory processes including local or state licenses, system activation timing, utilization ramp-up, integration timelines and activities performed by customers, business partners and other third parties.

While the Company remains encouraged by customer interest, commercial activity and market adoption, the variability associated with deployment timelines, service implementation and revenue recognition can significantly affect the timing at which revenue is recognized in any particular reporting period. As a result of these timing-related factors, the Company no longer expects to achieve the 2026 revenue target previously announced on April 20, 2026.

Based on the Company’s experience to date and the variability associated with deployment timelines, implementation schedules and revenue recognition, the Company has determined that annual revenue guidance is not currently an appropriate tool for evaluating the Company’s operating progress and, accordingly, the Company does not intend to provide annual revenue guidance going forward.

The Company remains focused on executing its commercial strategy across its businesses, including advancing Nanox.ARC deployments and activations, increasing utilization across operational sites, expanding its teleradiology, OEM and Health IT offerings, advancing the commercialization of its AI-enabled solutions, and implementing existing commercial agreements, including agreements that contemplate the deployment of hundreds of systems over the coming years.

The Company believes that progress at this stage is more appropriately reflected through operational, commercial and strategic milestones, including deployments, activations, utilization growth, service expansion, customer adoption and execution of commercial agreements, rather than solely by the timing of revenue recognition in any particular reporting period.

The Company continues to believe that the long-term opportunity for its imaging, teleradiology, AI, OEM and Health IT solutions remains significant. Management believes the Company has made meaningful progress across its commercial, operational and strategic initiatives and remains focused on building long-term shareholder value through disciplined execution and continued expansion of its platform.

Update on Systems Deployment

The Company has continued to make progress in advancing its deployment activities; however, the pace of deployment remains subject to a number of factors, some of which are outside the Company’s control, including import licensing requirements, construction timelines, and regulatory processes in certain markets. These factors have and may in the future continue to impact the timing of system installations and activation.

The Company expects that, over time, certain of these processes may become more streamlined as additional sites advance through the deployment pipeline; however, there can be no assurance as to the timing or extent of such improvements.

To date, the Company has approximately 40 systems in various stages of deployment, including clinical, demonstrations, commercial installations, and systems pending construction and/or regulatory approvals. Most of the deployed systems have not yet begun to generate revenues. Furthermore, approximately 21 systems are expected to be installed over the following months under the Nanox Imaging Network (“NIN”), a limited Proof-of-Concept initiative, in collaboration with Monarch Medical Management and Billing LLC. NIN is intended to evaluate a network-based imaging services operating model in the United States, focused on providing imaging services through selected sites serving workers’ compensation and other specialized healthcare segments.

In addition, as previously reported, as part of the commercial shift in focus, the Company has recently entered into distribution agreements for approximately 360 Capex systems in the United States over the next two to three years.

Such anticipated volumes, if executed as expected, reflect the Company’s current commercial arrangements and the expected activities of its distribution partners; however, the timing and extent of actual purchases are subject to a number of factors, including market adoption, customer demand, site readiness, construction timelines, regulatory approvals, and the performance of our partners.

While these agreements represent expected commercial activity over time, many have not yet resulted in revenue, and the timing and extent of revenue recognition will depend on the progression of deployments, system activations, and other factors, including the performance of the Company’s distribution partners.

The introduction of new medical technologies typically involves complex and multi-stage processes, including integration into clinical workflows, compliance with regulatory frameworks, and development of supporting operational infrastructure. These factors may extend deployment timelines, particularly in early stages, and may impact the timing of revenue generation.

Liquidity, Capital Resources and Going Concern

As of March 31, 2026, the Company had total cash, cash equivalents, short-term deposits and long-term restricted deposits of $44.2 million, compared to $60.0 million as of December 31, 2025. During the reported period the Company experienced negative cash flow from operations of $14.0 million.

Since incorporation through March 31, 2026, the Company has accumulated a deficit of $463 million and its activities have been funded mainly by the sale of its Common Stock. The Company expects to continue to incur significant costs related to its ongoing operations. Management expects that the Company’s cash and cash equivalents, and deposits as of March 31, 2026 are not sufficient to support the Company’s operations under its current operating plans for at least one year from the issuance date of this Periodic Report. These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

On a preliminary unaudited basis, the Company estimates that its cash and cash equivalents net of a short-term bank loan to be approximately $27 million as of the date of issuance of this Periodic Report. Management is continuing in the process of seeking to raise funds in the private equity and capital markets as the Company will need to finance its operations. However, there is no assurance that the Company will be able to obtain such funding. To the extent additional funding is provided by the sale of securities or the incurrence of indebtedness, ordinary shareholder ownership interests may be diluted, and the terms of the financing may adversely affect rights of ordinary shareholders, impose restrictive covenants on the Company and result in increased fixed payment obligations. In order to finance our operations, we may also raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, which may require us to relinquish valuable rights to our technologies, future revenue streams, research programs or products or grant licenses on terms that may not be favorable to us. In addition, the Company is exploring the use of mitigating actions such as postponing expenses that are not based on firm commitments.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves.

This Periodic Report does not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Other Assets

As of March 31, 2026 the Company had property and equipment of $30.6 million, compared to $29.7 million as of December 31, 2025.

As of March 31, 2026, the Company had intangible assets of $57.4 million compared to $59.9 million as of December 31, 2025. The decrease was attributable to the periodic amortization of intangible assets in the amount of $2.5 million.

Shareholders’ Equity

As of March 31, 2026 and December 31, 2025, the Company had approximately 69.6 million shares outstanding.

Legal Proceedings

On June 12, 2026, a class action complaint was filed in the United States District Court of New Jersey against the Company and certain of its officers, captioned Steele v. Nano-X Imaging Ltd. et al, Case No. 1:26-cv-07062. The complaint alleges violations of federal securities laws on behalf of all persons and entities that purchased or otherwise acquired the Company’s publicly traded securities between March 31, 2025 and April 17, 2026 in connection with certain disclosures concerning the Company’s business, operations, and prospects, including with respect to the Company’s manufacturing facility in Korea. The plaintiff is seeking money damages. Due to the early stage of the case, it is not possible to assess the probability of a loss or reasonably estimate the ultimate costs and damages. Consequently, no accrual has been made in the financial statements regarding this matter.

Conference Call and Webcast Details

Thursday, June 25, 2026 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on driving the world’s transition to preventive health care by delivering an integrated, end-to-end medical imaging and healthcare services platform.

Nanox combines affordable imaging hardware, advanced AI-based solutions, cloud-based software, access to remote radiology, health IT solutions, and a marketplace to enable earlier detection, improved clinical efficiency, and broader access to care.

Nanox’s vision is to expand the reach of medical imaging both within and beyond traditional hospital settings by providing a seamless solution from scan to interpretation and beyond. By leveraging proprietary digital X-ray technology, AI-driven analytics, and a clinically driven approach, Nanox aims to enhance the efficiency of routine imaging workflows, support early detection of disease, and improve patient outcomes.

The Nanox ecosystem includes Nanox.ARC, a cost-effective, 3D multi-source digital tomosynthesis imaging system designed for ease of use and scalability; Nanox.AI, a suite of AI-based algorithms that augment the interpretation of routine CT imaging to identify early signs often associated with chronic disease; Nanox.CLOUD, a cloud-based platform for secure data management, storage, and advanced imaging analytics; Nanox.MARKETPLACE and USARAD Holdings, which provides access to remote radiology and cardiology experts and comprehensive teleradiology services; and Nanox Health IT combines deep healthcare IT expertise with leading technology partners to deliver RIS, PACS, AI, dictation, and secure infrastructure solutions that streamline workflows and support safer, more efficient care delivery.

By integrating imaging technology, AI, cloud infrastructure, clinical expertise, a marketplace, and health information technology, Nanox seeks to lower barriers to adoption, improve utilization, and advance preventive care worldwide. For more information, please visit https://www.nanox.vision.

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, statements regarding: the Company’s expected commercialization efforts, business strategy and long-term growth opportunities; the expected timing, pace, extent and success of deployments, installations, activations and utilization of Nanox.ARC systems, including under the Nanox Imaging Network; the anticipated benefits, timing and extent of activity under existing commercial, distribution and strategic agreements, including contemplated deployments of hundreds of systems over the coming years; the potential outcome, scope and timing of the evaluation of strategic alternatives relating to the Company’s South Korea operations, including an expanded restructuring, a potential sale, wind-down or closure of all or part of such operations; the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s history of recurring losses and negative cash flows from operating activities, significant future commitments and the uncertainty regarding the adequacy of Nanox’s liquidity to pursue its complete business objectives, and substantial doubt regarding its ability to continue as a going concern; (iv) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (v) Nanox’s ability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (vi) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vii) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (viii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (ix) Nanox’s ability to conduct business globally; (x) changes in global, political, economic, business, competitive, market and regulatory forces; (xi) risks related to the current war between Israel and Hamas and any worsening of the situation in Israel; and (xii) risks related to litigation which may result in significant liability and damage to the Company’s reputation. For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross loss, non-GAAP gross loss margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and expenses in connection with the settlement with a shareholder . The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	March 31, 2026	December 31, 2025
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	43,855	49,151
Short-term deposits	-	10,459
Accounts receivables net of allowance for credit losses of $389 as of March 31, 2026, and $367 December 31,2025, respectively.	2,209	2,013
Inventories	3,274	3,070
Prepaid expenses	1,380	1,255
Other current assets	612	845
TOTAL CURRENT ASSETS	51,330	66,793

NON-CURRENT ASSETS:
Restricted deposit	368	361
Property and equipment, net	30,551	29,677
Goodwill	316	316
Operating lease right-of-use asset	3,435	3,518
Intangible assets	57,364	59,868
Other non-current assets	2,407	1,632
TOTAL NON-CURRENT ASSETS	94,441	95,372
TOTAL ASSETS	145,771	162,165

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Short-term loan	2,973	3,136
Accounts payable	2,394	2,886
Accrued expenses	3,309	4,224
Deferred revenue	454	534
Contingent short-term earnout liability	374	304
Current maturities of operating lease liabilities	958	950
Other current liabilities	3,656	4,854
TOTAL CURRENT LIABILITIES	14,118	16,888

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,706	3,765
Non-current deferred revenue	12	17
Contingent long-term earnout liability	131	173
Deferred tax liability	505	600
Other long-term liabilities	991	990
TOTAL NON-CURRENT LIABILITIES	5,345	5,545
TOTAL LIABILITIES	19,463	22,433

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at March 31, 2026 and December 31, 2025, 69,600,783 and 69,590,228 issued and outstanding at March 31, 2026 and December 31, 2025, respectively	198	198
Additional paid-in capital	589,142	588,301
Accumulated deficit	(463,032)	(448,767)
TOTAL SHAREHOLDERS’ EQUITY	126,308	139,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	145,771	162,165

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2026	2025
REVENUE	4,311	2,815

COST OF REVENUE	6,899	5,864

GROSS LOSS	(2,588)	(3,049)

OPERATING EXPENSES:
Research and development, net	4,798	4,978
Sales and marketing	2,164	939
General and administrative	5,240	5,138
Change in contingent earnout liability	28	-
Other income, net	(260)	(14)
TOTAL OPERATING EXPENSES	11,970	11,041
OPERATING LOSS	(14,558)	(14,090)

FINANCIAL INCOME, net	369	765
OPERATING LOSS BEFORE INCOME TAXES	(14,189)	(13,325)

INCOME TAX (EXPENSE) BENEFIT	(76)	86
NET LOSS	(14,265)	(13,239)

BASIC AND DILUTED LOSS PER SHARE	(0.20)	(0.21)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	69,619	63,946

Net loss	(14,265)	(13,239)
Other comprehensive loss:
Unrealized loss from marketable securities	-	(2)
Total other comprehensive loss:	-	(2)
Total comprehensive loss	(14,265)	(13,241)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2026	69,590,228	198	588,301	-	(448,767)	139,732

Changes during the period:
Issuance of ordinary shares upon exercise of RSUs	10,555	*	-	-	-	-
Share-based compensation	-	-	841	-	-	841
Net loss for the period	-	-	-	-	(14,265)	(14,265)
BALANCE AT March 31, 2026	69,600,783	198	589,142	-	(463,032)	126,308

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2025	63,762,001	181	562,688	(1)	(373,749)	189,119

Changes during the period:

Issuance of ordinary shares upon exercise of RSUs	3,245	*	-	-	-	-
Issuance of ordinary shares upon exercise of options	53,924	*	121	-	-	121
Share-based compensation	-	-	1,166	-	-	1,166
Unrealized gain from marketable securities	-	-	-	(2)	-	(2)
Net loss for the period	-	-	-	-	(13,239)	(13,239)
BALANCE AT MARCH 31, 2025	63,819,170	181	563,975	(3)	(386,988)	177,165

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months ended March 31,
	2026	2025
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(14,265)	(13,239)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	841	1,166
Amortization of intangible assets	2,504	2,653
Change in contingent earnout liability	28	-
Depreciation	315	290
Deferred tax liability, net	(95)	(94)
Exchange rate differentials	(145)	7
Amortization of premium, discount and accrued interest on marketable securities	-	20
Changes in operating assets and liabilities:
Change in inventories	(252)	102
Accounts receivable, net	(196)	83
Prepaid expenses and other current assets	108	134
Other non-current assets	-	(2)
Accounts payable	(632)	(373)
Accrued expenses and other liabilities	(2,113)	(919)
Operating lease assets and liabilities	32	(44)
Interest on long-term deposits	-	(132)
Deferred revenue	(85)	(28)
Other long-term liabilities	1	49
Net cash used in operating activities	(13,954)	(10,327)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from maturity of marketable securities	-	11,794
Short-term deposits	10,459
Purchase of property and equipment	(1,777)	(527)
Net cash provided by investing activities	8,682	11,267

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares upon exercise of options	-	121
Net cash provided by financing activities	-	121

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(24)	8
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,296)	1,069
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	49,151	39,304
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	43,855	40,373

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	170	8
Cash paid for interest	30	33

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Non-cash purchase of property and equipment	139	-
Operating lease liabilities arising from obtaining operating right-of use assets	38	93

(*)	Less than 1 thousand US dollars.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross loss, non-GAAP gross loss margin, non-GAAP research and development expenses, net, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability, and expenses in connection with the settlement with a shareholder. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2026	2025

GAAP net loss attributable to ordinary shares	14,265	13,239
Non-GAAP adjustments:
Add: Change in accrual in connection with the estimated settlement with a shareholder	(239)	-
Less: Amortization of intangible assets	2,504	2,653
Less: Change in the fair value of earn out liabilities’ obligation	28
Less: Share-based compensation	841	1,166
Non-GAAP net loss attributable to ordinary shares	11,131	9,420
Non-GAAP BASIC AND DILUTED LOSS PER SHARE	0.16	0.15
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	69,619	63,946

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	6,899	5,864
Non-GAAP adjustments:
Amortization of intangible assets	2,394	2,556
Share-based compensation	38	58
Non-GAAP cost of revenue	4,467	3,250

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(2,588)	(3,049)
Non-GAAP adjustments:
Amortization of intangible assets	2,394	2,556
Share-based compensation	38	58
Non-GAAP gross loss	(156)	(435)

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(60)%	(108)%
Non-GAAP adjustments:
Amortization of intangible assets	56%	91%
Share-based compensation	0%	2%
Non-GAAP gross loss margin	(4)%	(15)%

Reconciliation of GAAP research and development, net, expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses, net	4,798	4,978
Non-GAAP adjustments:
Share-based compensation	208	355
Non-GAAP research and development expenses, net	4,590	4,623

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	2,164	939
Non-GAAP adjustments:
Amortization of intangible assets	110	97
Share-based compensation	116	84
Non-GAAP sales and marketing expenses	1,938	758

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	5,240	5,138
Non-GAAP adjustments:

Share-based compensation	479	669
Non-GAAP general and administrative expenses	4,761	4,469

Reconciliation of GAAP other income to Non-GAAP other income (U.S. dollars in thousands)

GAAP other income	(260)	(14)
Non-GAAP adjustments:
Change in accrual in connection with the estimated settlement with a shareholder	(239)	-
Non-GAAP other income	(21)	(14)